Exhibit 99.14

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Vizsla Silver Corp. for the fiscal year ended April 30, 2026, and any amendments thereto (the "40-F"), to be filed with the United States Securities and Exchange Commission (the "SEC"), and the Annual Information Form (the "AIF") and Management's Discussion and Analysis (the "MD&A") for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statement on Form F-10 (Registration No. 333-286322), and any amendments thereto, (the "F-10") of Vizsla Silver Corp. filed with the SEC (the "Registration Statement").

I hereby consent to the use of my name and references to, excerpts from, and summaries of the following report:

Technical Report entitled, "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" prepared for Vizsla Silver Corp., dated effective November 4, 2025.

in the 40-F, the AIF, the MD&A, and the Registration Statement.

/s/ "Cale DuBois"
Cale DuBois, M.A.Sc., P.Eng
And on behalf of Mining Plus Canada Consulting Ltd.
July 17, 2026